UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Liberty Global plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class C Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104

Liberty Global Class C Ordinary Shares: G5480U 120

(CUSIP Number of Ordinary Shares)

Bryan H. Hall, Esq.

Executive Vice President & General Counsel

Griffin House,

161 Hammersmith Rd,

London, United Kingdom

+44.208.483.6449 or +1.303.220.6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

George Casey

Daniel Litowitz

Harald Halbhuber

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,500,000,000	$303,000

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $625 million in value of the Class A ordinary shares, nominal value $0.01 per share, and up to $1.875 billion in value of the Class C ordinary shares, nominal value $0.01 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$303,000.00	Filing Party:	Liberty Global plc
Form or Registration No.:	Schedule TO	Date Filed:	August 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 filed with the Securities and Exchange Commission on September 10, 2019 (this “Amendment”), amends and supplements the Tender Offer Statement filed on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) with the Securities and Exchange Commission on August 12, 2019 by Liberty Global plc, a public limited company organized under the laws of England and Wales (the “Company”). The Schedule TO relates to the invitation by the Company for its shareholders to tender (i) up to $625 million in value of its Class A ordinary shares, nominal value $0.01 per share (each, a “Class A Share”), for purchase by Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., each acting as principal (each, a “Counterparty Bank,” and together, the “Counterparty Banks”), at a price not greater than $29.00 nor less than $25.25 per Class A Share (the “Class A Offer”), and (ii) up to $1.875 billion in value of its Class C ordinary shares, nominal value $0.01 per share (each, a “Class C Share,” and the Class A Shares, individually or collectively with the Class C Shares, as appropriate, the “Shares”), for purchase by the Counterparty Banks at a price not greater than $28.50 nor less than $24.75 per Class C Share (the “Class C Offer”), in each case, to the seller in cash, less any applicable withholding taxes and without interest. The Class A Offer and the Class C Offer are being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), the applicable Letter of Transmittal (together with any amendments or supplements thereto, each, a “Letter of Transmittal” or collectively, the “Letters of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letters of Transmittal, the “Offers”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment should be read together with the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

•

On September 10, 2019, the Company issued a press release announcing the preliminary results of the tender offers, which expired at one (1) minute after 11:59 p.m., New York City time, on September 9, 2019. A copy of such press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBIT INDEX

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release, dated September 10, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL PLC

Dated: September 10, 2019	By:	/s/ Bryan H. Hall
	Name:	Bryan H. Hall
	Title:	Executive Vice President, General Counsel